EXHIBIT 20

                                                           FOR IMMEDIATE RELEASE





                                             Contact:  Roger W. W. Baker
                                                       (203) 698-5148

                                                       Daniel A. Conforti
                                                       (203) 698-5132



     AMERICAN BRANDS COMPLETES 20 MILLION SHARE REPURCHASE; INTENDS TO REPURCHASE ADDITIONAL 5 MILLION SHARES IN 1995; REAFFIRMS STRONG OUTLOOK

Old Greenwich, CT, September 28, 1995 -- American Brands, Inc. (NYSE-AMB) announced today at an investment conference in Baltimore that, as part of its massive restructuring, it completed last week a 20 million share repurchase program. The 20 million share repurchase was authorized in connection with the December 1994 disposition of The American Tobacco Company and the January 1995 disposition of Franklin Life. Altogether, American Brands has sold businesses over the past nine months that accounted for 40% of operating income just three years ago.
         Noting that the Company has an additional five million share repurchase authorization, American Brands Chairman and Chief Executive Officer Thomas C. Hays said: "Subject to market conditions, we intend to repurchase those shares as well this year. So by year-end, we may well have repurchased a total of 25 million shares."
         This past April, a $200 million convertible issue was retired, effectively reducing fully diluted shares by a further five million shares. "So, altogether," Mr. Hays added, "we could reduce fully diluted shares by as much as 30 million, or 14%, this year."
         Mr. Hays noted that the Company has now disposed of its U.K.-based retail operations and its other specialty businesses. With the completion of these dispositions, 'ongoing operations,' which previously excluded The American Tobacco Company, has been restated to also exclude these other operations.
         Commenting on the earnings outlook at the Legg Mason Value Conference, Mr. Hays said: "Prospects for the full year are excellent, and we expect a particularly strong E.P.S. comparison in the current quarter, in spite of continued softness for our MasterBrand hardware and home improvement brands. For the year, we now anticipate that earnings per share will exceed last year's restated $2.37 (fully diluted) from ongoing operations by more than 17%."
                                   * * * * *
         Headquartered in Old Greenwich, Connecticut, American Brands is a focused international consumer products company with powerhouse brands and leading market positions in distilled spirits, hardware and home improvement products, office products, golf and leisure products, and international tobacco.
         Major brands include Jim Beam and Old Grand-Dad bourbons, DeKuyper cordials, Titleist, Pinnacle and Foot-Joy golf products, Moen faucets, Master locks, Aristokraft cabinets, ACCO office products including Day-Timer and Swingline, and Benson and Hedges and Silk Cut cigarettes.


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